FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.
Notice to the Market dated September 30, 2008 from the registrant’s subsidiary Cosan S.A. Indústria e Comércio announcing that its subsidiary Cosan Centroeste S.A. Açúcar e Álcool was the winner of the 7th New Energy Auction held on September 30, 2008.

2

COSAN S.A. INDUSTRIA E COMÉRCIO

 CNPJ Nº 50.746.577/0001-15
 NIRE Nº 35300177045
PUBLICLY HELD COMPANY

Notice to the Market

COSAN’s Paraúna Unit wins energy auction

COSAN S.A. INDÚSTRIA E COMÉRCIO announces that its subsidiary Cosan Centroeste S.A. Açúcar e Álcool was the winner of the 7th New Energy Auction held on September 30, 2008. A biomass cogeneration project will be commercially operated at the Paraúna unit for a period of 15 years starting in 2013, for a total of 4,599 GWh with present value of approximately R$670 million, adjusted by the IPCA inflation index. The cogeneration plant will involve investment of approximately R$190 million. The project’s main characteristics are shown in the table below:

Unit	Energy Sold (GWh)	Price (R$/MWh)	Total Amount Contracted (R$ MM)
Paraúna	4,599	145.80	670,50

Note that considering this plant’s minimum installed capacity and the energy already contracted, the potential still exists for future sales of 23%. In addition, any incremental energy generated by increased biomass usage, e.g., the increased use of sugarcane leaves and straw, will be subsequently sold.

COSAN believes that the results achieved in this energy auction will contribute to the greater insertion of biomass in Brazil’s energy matrix.

São Paulo, September 30, 2008

Paulo Diniz
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 1, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer